April 22, 2015

Via EDGAR

Securities and Exchange Commission,

        100 F Street, N.E.,

                Washington, D.C. 20549,

                        Attention: Mr. Donald E. Field.

Re:	Proposed Revised Disclosure in Response to Comment on the Registration Statement on Form S-4 filed by Harris Corporation on March 5, 2015, as amended by Amendment No. 1 filed on April 8, 2015
(File No. 333-202539)

Dear Mr. Field:

Further to our conversation earlier today, on behalf of our client, Harris Corporation, enclosed please find proposed revised disclosure to the Summary description of Interests of Exelis’ Directors and Executive Officers in the Merger (page 16). We are available to discuss this revised disclosure at your convenience.

Very truly yours,

/s/ KEITH PAGNANI

Keith Pagnani

(enclosure)

If a quorum is present at the meeting, the merger-related named executive officer compensation proposal will be approved if more votes are cast in favor of the proposal than are cast against it. Accordingly, an Exelis shareholder’s abstention from voting, the failure of an Exelis shareholder who holds his or her shares in “street name” through a broker, bank or other holder of record to give voting instructions to that broker, bank or other holder of record or an Exelis shareholder’s other failure to vote, will have no effect on the proposal.

Interests of Exelis’ Directors and Executive Officers in the Merger (Page 133)

In considering the Exelis board of directors’ recommendation to vote for the proposal to approve the merger agreement, Exelis shareholders should be aware that the directors and executive officers of Exelis have interests in the merger that are different from, or in addition to, the interests of Exelis shareholders generally and that may create potential conflicts of interest. These interests, and the estimated aggregate quantification thereof, as applicable, include, among others:

•	The cash out of outstanding equity awards (including stock options to purchase Exelis common stock and RSUs, other than rollover RSUs) based on the per share equity award consideration and the cash out of all long-term cash incentive awards, estimated (for unvested awards) at a total of $50,170,627 for all non-employee directors and executive officers as a group.

•	The executive officers are participants in the Special Senior Executive Severance Pay Plan, which provides severance and other benefits following an executive officer’s termination of employment within the two years following the merger by Exelis without cause or by the executive officer with good reason, estimated at a total of $33,251,154 for all executive officers as a group.

•	The payment of certain executive officers’ non-qualified supplemental retirement plan benefits, normally payable as annuities following retirement, in a lump sum amount within 90 days following the completion of the merger, estimated at a total of $13,175,663 for all executive officers as a group.

•	Each executive officer will be entitled to a prorated target bonus under Exelis’ 2015 annual incentive compensation plan if the executive officer’s employment is terminated other than for misconduct during 2015 and after the completion of the merger, estimated at a total of $341,420 for all executive officers as a group.

•	Upon the completion of the merger, limitations on Exelis’ ability to modify its retiree medical plan for salaried retirees, under which certain executive officers will be eligible for coverage upon retirement, will go into effect.

•	Exelis’ directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The Exelis board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger, and in recommending the approval of the merger agreement by Exelis shareholders. For a more detailed discussion of these interests, including amounts received by individual directors and executive officers, see the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page 133.

Certain Beneficial Owners of Exelis Common Stock (Page 170)

At the close of business on April 14, 2015, directors and executive officers of Exelis beneficially owned and were entitled to vote approximately 881,729 shares of Exelis common stock, collectively representing 0.469% of the shares of Exelis common stock outstanding on April 14, 2015. Although none of them has entered into any agreement obligating them to do so, Exelis currently expects that all of its directors and executive officers will vote their shares “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Exelis’ named executive officers in connection with the merger. For more information regarding the security ownership of Exelis directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of Exelis Common Stock” beginning on page 170.

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